Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2013 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2012 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six months ended June 30,
	2013	2012
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	93.8	84.8
Gross Profit	6.2	15.2
Research and development expenses, net	7.1	4.6
Marketing, general and administrative expenses	8.8	6.6
Reorganization costs	--	1.7
Amortization related to a lease agreement early termination	1.6	--
Operating profit (loss)	(11.3)	2.3
Interest expenses, net	(6.9)	(4.5)
Other financing expense, net	(3.0)	(3.6)
Other expense, net	0.0	(0.3)
Income tax benefit (expense)	1.8	(2.4)
Loss for the period	(19.4)%	(8.5)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2013	2012
Statement of Operations Data:
Revenues	$237,883	$336,650
Cost of revenues	223,086	285,564
Gross Profit	14,797	51,086
Research and development expenses, net	16,891	15,582
Marketing, general and administrative expenses	20,987	22,195
Reorganization costs	--	5,789
Amortization related to a lease agreement early termination	3,732	--
Operating profit (loss)	(26,813)	7,520
Interest expenses, net	(16,332)	(15,088)
Other financing expense, net	(7,227)	(12,150)
Other expense, net	(59)	(1,019)
Income tax benefit (expense)	4,393	(7,984)
Loss for the period	$(46,038)	$(28,721)

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Revenues. Revenues for the six months ended June 30, 2013 amounted to $237.9 million compared to $336.7 million for the six months ended June 30, 2012. This decrease is mainly due to the decrease in volume of wafers manufactured is our fab in Japan as a result of the contractual decrease of volumes under the Micron committed volume agreement dated June 2011, in connection with our acquisition of the Japan fab, which is the major reason for a 26% of lower wafers shipments in the six months ended June 30, 2013 as compared with the six months ended June 30, 2012.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2013 amounted to $223.1 million, a $62.5 million improvement as compared to $285.6 million for the six months ended June 30, 2012, resulting from efficiency measures and cost reduction measures we put in place, including the workforce reduction layoff executed during the second quarter of 2012, and reduced manufacturing activity, mainly in our Japan fab.

Gross Profit. Gross profit for the six months ended June 30, 2013 was $14.8 million compared to $51.1 million for the six months ended June 30, 2012, mainly as a result of the decrease in revenues and in cost of goods sold, described above.

Research and Development. Research and development expenses for the six months ended June 30, 2013 amounted to $16.9 million compared to $15.6 million for the six months ended June 30, 2012.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the six months ended June 30, 2013 amounted to $21.0 million compared to $22.2 million for the six months ended June 30, 2012.

Acquisition related and reorganization costs. During the second quarter of 2012, the Company executed a plan of reorganization to increase efficiency in its Japanese facility, with a reduction in workforce at the facility, resulting in $5.8 million of reorganization costs in the six months ended June 30, 2012.

Amortization related to a lease agreement early termination. Operating expenses for the six months ended June 30, 2013 include $3.7 million in non-cash amortization expenses related to an early termination of an office building lease contract.

Operating Profit (loss). Operating loss for the six months ended June 30, 2013 was $26.8 million compared to $7.5 million profit for the six months ended June 30, 2012, resulting mainly from the above-described reduction in gross profit.

Interest Expenses, Net. Interest expenses, net for six months ended June 30, 2013 were $16.3 million compared to interest expenses, net of $15.1 million for the six months ended June 30, 2012. The increase was mainly due to the Series F debentures issued during 2012.

Other Financing Expenses, Net. Other financing expenses, net for the six months ended June 30, 2013 were $7.2 million compared to other financing expenses, net of $12.2 million for the six months ended June 30, 2012. Such improvement was mainly due to fair value measurement of the positive effect of the bank agreement signed in 2013 to extend the loans maturity dates reducing the maturities of 2013-2014 from $105 million to $30 million.

Income Tax benefit (expense). Income tax benefit resulting from the subsidiaries’ loss before taxes, amounted to $4.4 million in the six months ended June 30, 2013 as compared to $8.0 million income tax expense for the six months ended June 30, 2012.

 Loss. Loss for the six months ended June 30, 2013 was $46.0 million as compared to $28.7 million for the six months ended June 30, 2012. Such $17 million increase in the net loss was mainly due to the $34.3 million decrease in operating profit offset partially by the decrease in financing expenses and income tax expenses as described above.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the six months ended June 30, 2013, the exchange rate of the US Dollar in relation to the NIS decreased by 3.1% and the Israeli Consumer Price Index (“CPI”) increased by 1.3% (during the six months ended June 30, 2012, the exchange rate of the US Dollar in relation to the NIS increased by 2.7% and the Israeli CPI increased by 1.2%).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (“JPY”) in relation to the US Dollar. During the six months ended June 30, 2013, the exchange rate of the US Dollar in relation to the JPY increased by 14.8% (during the six months ended June 30, 2012, the exchange rate of the US Dollar in relation to the JPY increased by 2.7%).

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in US Dollars, NIS and JPY. Our expenses and costs are denominated in NIS, US Dollars, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of June 30, 2013, we had an aggregate amount of $116.6 million in cash, cash equivalents and short term deposits, as compared to $133.4 million as of December 31, 2012, both figures include $10 million of designated deposits.

During the six months ended June 30, 2013, we generated $25 million from operating activities (excluding $16 million interest payments) and raised approximately $20 million, net from the 2013 Rights Offering (for further details see also Note 2A to the unaudited consolidated financial statements as of June 30, 2013). These liquidity resources mainly financed the capital investments we made during the six months ended June 30, 2013, which aggregated to approximately $42 million.

As of June 30, 2013, loans from banks were presented in our balance sheet in the amount of $133 million, out of which $29 million were presented in short term. As of such date, we presented an aggregate of $209 million of debentures in our balance sheet, of which $6 million were presented as short-term. See also Note 2 to the unaudited consolidated financial statements as of June 30, 2013.